PRIVET FUND LP
79 West Paces Ferry Road NW
Suite 200B
Atlanta, Georgia 30305

March 21, 2018

BY OVERNIGHT COURIER AND ELECTRONIC MAIL

Potbelly Corporation
111 N. Canal Street
Suite 850
Chicago, Illinois 60606
Attn: Matthew Revord, Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Re: Demand for Stockholder List

Dear Mr. Revord:

The undersigned, Privet Fund LP ("**Privet**"), as of the date hereof, is the beneficial owner of 1,269,612 shares of common stock of Potbelly Corporation (the "**Company**"), par value $0.01 (the "**Common Stock**"), 100 shares of which are held in record name (the "**Shares**").

Pursuant to Section 220 of the General Corporation Law of the State of Delaware, the undersigned, as record holder of the Shares, hereby demands under oath the right to inspect, during normal business hours, the following documents and records of the Company, and to make and/or receive copies or abstracts therefrom:

(a) A complete record or list of the holders of shares of the Company's Common Stock, certified by its transfer agent(s) and/or registrar(s), showing the name, address, telephone number and e-mail address of each such holder and the number of shares of Common Stock registered in the name of each such holder, as of the most recent available date (the "**Inspection Date**") and, following the setting and occurrence of the record date (such date, the "**Record Date**") for the Company's 2018 annual meeting of stockholders (including any adjournments, postponements and/or reschedulings thereof, the "**Annual Meeting**").

(b) A CD-ROM or diskette or other electronic file in a non-image accessible data format of the holders of outstanding Common Stock as of the Inspection Date and, promptly following the occurrence of the Record Date, as of the Record Date, showing the names, addresses and number of shares of Common Stock held by each such holder, together with such computer processing data and instructions as are necessary for the undersigned to make use of such CD-ROM or diskette or other electronic file, and a printout of such CD-ROM or diskette or other electronic file for verification purposes, if different from the list in (a) above.

(c) A list or lists containing the name, address and number of shares of Common Stock attributable to any participant in any Company employee stock ownership, stock ownership dividend reinvestment, stock purchase, stock option, retirement, restricted stock, incentive, profit sharing or comparable plan of the Company in which voting decisions are made, directly or indirectly, individually or collectively, by the participants in any such plan, and a CD-ROM or diskette or other electronic file containing such list or lists in a non-image accessible data format together with such computer processing data and instructions as are necessary for Privet or its agents to make use of such CD-ROM or diskette or other electronic file, and a printout of such CD-ROM or diskette or other electronic file for verification purposes. In addition, with respect to each such plan, a description of the method by which Privet or its agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan, and a detailed explanation of how shares of Common Stock are voted, including the treatment not only of shares of Common Stock for which the trustee or administrator receives instructions from participants, but also shares of Common Stock for which either the trustee or administrator does not receive instructions or shares of Common Stock which are outstanding in the plan but are unallocated to any participant.

(d)   All information in the Company's, its transfer agent's or its proxy solicitor's or any of their agents' possession or control, or which can reasonably be obtained from nominees of any central certificate depository systems or their nominees, brokers, dealers, banks, respondent banks, clearing agencies, voting trusts and their nominees or other nominees, concerning the number, identity of, and shares held by the actual beneficial owners of Common Stock as of the Inspection Date, as of the close of business of each Friday thereafter until the conclusion of the Annual Meeting, as well as promptly following the occurrence of the Record Date, as of the Record Date, and including, without limitation: (i) a breakdown of any such holdings in the name of The Depository Trust Company - Cede & Co. ("Cede & Co.") and any other similar securities depository or nominee(s); and a CD-ROM or diskette or other electronic file containing such information in a non-image accessible data format together with such computer processing data and instructions as are necessary for Privet to make use of such CD-ROM or diskette or other electronic file, and a printout of such CD-ROM or diskette or other electronic file for verification purposes.

(e)   All respondent bank lists and omnibus proxies for such lists in, or which come into, the possession of the Company, its transfer agent, its proxy solicitor, or any other of the Company's agents or representatives, as of the Inspection Date and, promptly following the occurrence of the Record Date, as of the Record Date (such information is readily available to the Company under Rule 14b-2 of the Securities Exchange Act of 1934, as amended) issued by Broadridge Financial Solutions, Inc. and/or Mediant Communications LLC and other such entities, and a CD-ROM or diskette or other electronic file containing such list(s) or omnibus proxies for such list(s) in a non-image accessible data format together with such computer processing data and instructions as are necessary for Privet or its agents to make use of such CD-ROM or diskette or other electronic file, and a printout of such CD-ROM or diskette or other electronic file for verification purposes.

(f)   All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies, voting trustees or other nominees relating to the names of the beneficial owners of Common Stock ("**NOBO's**") pursuant to Rule 14b-1(c) or Rule 14b- 2(c) under the Securities Exchange Act of 1934, as amended, in the format of a printout in descending order balance and a CD-ROM or diskette or other electronic file in a non-image accessible data format (together with such computer processing data as is necessary for Privet or its agents to make use of such CD-ROM or diskette or other electronic file) and a printout of such CD-ROM or diskette or other electronic file for verification purposes. If such information is not in the Company's possession, custody or control, such information should be requested from Broadridge Financial Solutions, Inc. and Mediant Communications LLC.

(g)   A stop list or stop lists relating to the Common Stock and any additions or deletions thereto.

(h)   To the extent not already referred to above, all information should be provided in hard copy (paper) form, as well as on a CD-ROM in Microsoft Excel format.

(i)   A correct and complete copy of the Company's bylaws currently in effect, and any and all changes of any sort to the bylaws hereafter made through the Annual Meeting, including without limitation, any amendment to existing bylaws, any adoption of new bylaws or deletions of existing bylaws, and any rules and regulations of the Company regarding the nomination and election of directors, stockholder proposals and conduct of the Annual Meeting.

(j)   Privet further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (g) above as of the Inspection Date and the Record Date be furnished to Privet on a weekly basis until the date of the Annual Meeting as and when such modifications, additions or deletions become available to the Company or its agents or representatives.

Privet further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (g) above as of the Inspection Date and the Record Date be furnished to Privet on a weekly basis until the date of the Annual Meeting as and when such modifications, additions or deletions become available to the Company or its agents or representatives.

The purpose of this demand with respect to the information referred to in paragraphs (a) through (j) above is to enable Privet to communicate with its fellow Company stockholders on matters relating to their mutual interests as stockholders, including the solicitation of proxies for the election of Privet's nominees to the Board of Directors and potentially certain of the Company's proposals at the Annual Meeting.

Privet hereby designates and authorizes Saratoga Proxy Consulting LLC and Kleinberg, Kaplan, Wolff & Cohen, P.C., its respective partners, officers and employees, and any other persons to be designated by Privet, acting together, singly or in combination, to conduct, as their agents, the inspection and copying herein requested.

Please immediately advise Saratoga Proxy Consulting LLC at 520 8th Avenue, 14th Floor, New York, New York 10018, Attention: John Ferguson (Phone: (888) 368-0379 or (212) 257-1311; email at jferguson@saratogaproxy.com) not later than the close of business on **March 28, 2018** as to when and where the items demanded above will be available to Privet and his designated agents.

Privet will bear the reasonable costs incurred by the Company in connection with the production of the above information. Please provide us with an estimate of these reasonable costs.

PRIVET FUND LP

By: Privet Fund Management LLC, its Managing Partner

By: _____

Name: Ryan Levenson
Title: Sole Manager

cc: Kai H. E. Liekefett
        Christopher P. Davis
        Rebecca L. Van Derlaske
        John Ferguson

VERIFICATION

Privet Fund LP ("**Stockholder**"), is the record owner of common stock of Potbelly Corporation, a Delaware corporation (the "**Company**"). The undersigned, Ryan Levenson, the Sole Member of the Managing Partner of Stockholder, in his capacity as Sole Member of the Managing Partner of Stockholder and not individually, has read the attached Demand and the statement of purpose and other statements therein, and hereby declares under penalty of perjury of the laws of the State of Delaware that the foregoing is true and correct and that he has executed this Verification, on behalf of Stockholder, at New York, New York, on March 21, 2018.

PRIVET FUND LP

By: Privet Fund Management LLC, its Managing Partner



By: _____

Name: Ryan Levenson

Title: Sole Manager

SWORN TO AND SUBSCRIBED
before me this 21st day of March, 2018.

_____

Notary Public

My commission expires 01/30/2021

Lisa T Kaht
NOTARY PUBLIC
Cobb County, GEORGIA
My Comm. Expires
01/30/2021